                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             MEDICAL ALLIANCE, INC.
                                (Name of Issuer)

                                   COMMON STOCK
                         (Title of Class of Securities)

                                  58449S 10 5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 8 Pages
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CUSIP No. 58449S 10 5                      13G                 Page 2 of 8 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morris Moreland

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  91,312

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  91,312

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      583,957

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.9%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------


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CUSIP No. 58449S 10 5                      13G                 Page 3 of 8 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Satana Corporation

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  491,084

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  491,084

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      492,645

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.4%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------


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Item 1(a).   Name of Issuer.

             The name of the Issuer is Medical Alliance, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(a).   Name of Persons Filing.

             This statement is being filed on behalf of Morris Moreland and Satana Corporation.

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             The address of the principal business office of Morris Moreland and Satana Corporation is National Plaza 2, Suite 102, Amarillo, Texas 79101.

Item 2(c).   Citizenship.

             Morris Moreland is a citizen of the United States. Satana Corporation ("Satana") is a Texas corporation.


Item 2(d).   Title of Class of Securities.

             This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

Item 2(e).   CUSIP Number.

             The CUSIP No. for the shares of Common Stock of the Issuer is 58449S 10 5.

Item 3.      Not Applicable.


                               Page 4 of 8 Pages

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Item 4.      Ownership.

             (a)-(b) As of December 31, 1996, Morris Moreland may have been deemed to have beneficially owned 492,645 shares, or 9.9% of the Common Stock. Morris Moreland may be deemed to have beneficially owned 492,645 of such shares as an executive officer of Satana and beneficially owned 91,312 shares in his individual capacity.

                      As of December 31, 1996, Satana beneficially owned
             492,645 shares, or 8.4%, of the Common Stock. Satana beneficially owned 491,084 of such shares directly and 1,561 of such shares pursuant to an option.


(c)(i)-(iv)  Voting and Dispositive Power

             Morris Moreland has the sole power to vote or direct the vote of 91,312 shares of Common Stock. Morris Moreland does not share power to vote or to direct the vote of any shares of Common Stock. Morris Moreland has the sole power to dispose or direct the disposition of 91,312 shares of Common Stock. Morris Moreland does not share power to dispose or to direct the disposition of any shares of Common Stock.

             Satana has the sole power to vote or to direct the vote of 491,084 shares of Common Stock. Satana does not share power to vote or direct the vote of any Common Stock. Satana has the sole power to dispose or direct the disposition of 491,084 shares of Common Stock. Satana does not share power to dispose or direct the disposition of any shares of Common Stock. Satana does not have power to dispose of or vote the 1,561 shares of Common Stock beneficially owned through an option, because the option has not been exercised and is not transferable.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable

Item 8.      Identification and Classification of Members of the Group.

             Not applicable

                               Page 5 of 8 Pages

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Item 9.      Notice of Dissolution of Group.

             Not applicable

Item 10.     Certification.

             Not applicable



                               Page 6 of 8 Pages

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----------------------                                         -----------------
CUSIP NO.  58449S 10 5                13G                      PAGE 7 OF 8 PAGES
----------------------                                         -----------------





     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



     Date: February 13, 1997


                                                 /s/ Morris Moreland
                                                 -------------------------------
                                                 Morris Moreland



                                                 SATANA CORPORATION

                                                 By: /s/ Robert M. Bennett
                                                    ----------------------------
                                                 Name: Robert M. Bennett
                                                      --------------------------
                                                 Its: President
                                                     ---------------------------

----------------------                                         -----------------
CUSIP NO.  58449S 10 5                13G                      PAGE 8 OF 8 PAGES
----------------------                                         -----------------


                                   Exhibit A

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.


     Date: February 13, 1997


                                                 /s/ Morris Moreland
                                                 -------------------------------
                                                 Morris Moreland


                                                 SATANA CORPORATION

                                                 By: /s/ Robert M. Bennett
                                                    ----------------------------
                                                 Name: Robert M. Bennett
                                                      --------------------------
                                                 Its: President
                                                     ---------------------------